                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                                   ----------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 74

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                          The Goldman Sachs Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   38141G 10 4
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                November 26, 2009
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

CUSIP NO. 38141G 10 4                  13D

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS:
     Each of the persons identified on Appendix A.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     As to a group consisting solely of Covered Persons(1)               (a) [X]
     As to a group consisting of persons other than Covered Persons      (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:
     OO and PF (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e) (Applies to each person listed on Appendix A.)                  [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States unless otherwise indicated on Appendix A.
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER:
                    0
               -----------------------------------------------------------------
               8.   SHARED VOTING POWER (See Item 6) (Applies to each person
                    listed on Appendix A.)
                    16,199,316 Voting Shares(2) held by Covered Persons
                    3,660 Shared Ownership Shares held by Covered Persons(3)
  NUMBER OF         27,664,339 Sixty Day Shares held by Covered Persons(4)
   SHARES           2,775,904 Other Shares held by Covered Persons(5)
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     9.   SOLE DISPOSITIVE POWER (See Item 6)
    EACH            As to Voting Shares, less than 1%
  REPORTING         As to Shared Ownership Shares, Sixty Day Shares and Other
   PERSON           Shares, 0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER (See Item 6):
                    As to Voting Shares, 0
                    As to Shared Ownership Shares, less than 0.01%
                    As to Sixty Day Shares and Other Shares, less than 1%.
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     46,643,219
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.60%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
     IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts

----------
(1)  For a definition of this term, please see Item 2.

(2)  For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 437,869 shares of Common Stock held by 24 private charitable foundations established by 24 Covered Persons; (ii) 2,049,765 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; (iii) 287,272 shares of Common Stock held in escrow for the benefit of certain Covered Persons; and (iv) 998 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                      Appendix A

                                        ITEM 6
                                     CITIZENSHIP
                                    (UNITED STATES
            ITEM 1                 UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS          INDICATED)
------------------------------   -------------------
Paul R. Aaron
Peter C. Aberg
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
Sanggyun Ahn                            Korea
Yusuf A. Aliredha                      Bahrain
Dalinc Aribumu                        UK/Turkey
Philip S. Armstrong                       UK
John A. Ashdown                           UK
Armen A. Avanessians
Dean C. Backer
Charles Baillie
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Jonathan A. Beinner
Milton R. Berlinski                The Netherlands
Philip R. Berlinski                  Belgium/USA
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Robert A. Berry                           UK
Elizabeth E. Beshel
Leslie A. Biddle
Lloyd C. Blankfein
Dorothee Blessing                      Germany
Oliver R. Bolitho                         UK
Johannes M. Boomars                The Netherlands
Atanas Bostandjiev                        UK
Patrick T. Boyle                          UK
Stephen Branton-Speak                     UK
Anne F. Brennan
Samuel S. Britton
Craig W. Broderick
Jason M. Brown                            UK
Steven M. Bunson
Nicholas F. Burgin
Mary D. Byron
Jason G. Cahilly
Jin Yong Cai                       China/Hong Kong
Richard M. Campbell-Breeden               UK
Gerald J. Cardinale
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Lik Shuen David Chan                  Hong Kong
R. Martin Chavez
Martin Cher                           Singapore

                                        ITEM 6
                                     CITIZENSHIP
                                    (UNITED STATES
            ITEM 1                 UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS          INDICATED)
------------------------------   -------------------
Andrew A. Chisholm                      Canada
Jane P. Chwick
James B. Clark
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Denis P. Coleman III
Laura C. Conigliaro
William J. Conley, Jr.
Thomas G. Connolly                   Ireland/USA
Kevin P. Connors                     Ireland/USA
Linnea K. Conrad
Karen R. Cook                             UK
Edith W. Cooper
Colin J. Corgan
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Frank L. Coulson, Jr.
James V. Covello
Brahm S. Cramer                         Canada
Jeffrey R. Currie
Matthew H. Cyzer                          UK
Michael D. Daffey                     Australia
John S. Daly                           Ireland
Stephen D. Daniel                       Canada
Diego De Giorgi                         Italy
Michael G. De Lathauwer                Belgium
Francois-Xavier de Mallmann       France/Switzerland
Jean A. De Pourtales                  France/UK
Daniel L. Dees
Mark F. Dehnert
Martin R. Devenish                        UK
Alexander C. Dibelius                  Germany
Simon P. Dingemans                        UK
Joseph P. DiSabato
Albert F. Dombrowski
Katinka I. Domotorffy
Thomas M. Dowling
Donald J. Duet
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                          France
Glenn P. Earle                            UK
Kenneth M. Eberts III
Edward K. Eisler                       Austria
Jason H. Ekaireb                          UK
Kathleen G. Elsesser

                                        ITEM 6
                                     CITIZENSHIP
                                    (UNITED STATES
            ITEM 1                 UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS          INDICATED)
------------------------------   -------------------
Peter C. Enns                           Canada
L. Brooks Entwistle
James P. Esposito
Michael P. Esposito
J. Michael Evans                        Canada
Carl Faker                          France/Lebanon
Elizabeth C. Fascitelli
Douglas L. Feagin
Stephan J. Feldgoise
Steven M. Feldman
Gregg J. Felton
Benjamin W. Ferguson
Luca D. Ferrari                       Italy/USA
Wolfgang Fink                          Germany
Pierre-Henri Flamand                    France
Elisabeth Fontenelli
Silverio Foresi                         Italy
Edward C. Forst
Colleen A. Foster
Orit Freedman                           Israel
Matthew T. Fremont-Smith
Christopher G. French                     UK
Richard A. Friedman
Enrico S. Gaglioti
Timur F. Galen
Sean J. Gallagher
Gonzalo R. Garcia                       Chile
James R. Garman                           UK
Kevin S. Gasvoda
Robert R. Gheewalla
Gary T. Giglio
H. John Gilbertson, Jr.
Joseph H. Gleberman
Justin G. Gmelich
Richard J. Gnodde                      Ireland/
                                     South Africa
Jeffrey B. Goldenberg
Gregg A. Gonsalves
Andrew M. Gordon
Paul Graves                               UK
Michael J. Graziano
Stefan Green                          Australia
David J. Greenwald
Peter Gross
Vishal Gupta                            India
Celeste A. Guth
Edward G. Hadden                        Canada
Jonathan J. Hall                          UK
Rumiko Hasegawa                         Japan

                                        ITEM 6
                                     CITIZENSHIP
                                    (UNITED STATES
            ITEM 1                 UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS          INDICATED)
------------------------------   -------------------
Jan Hatzius                            Germany
Keith L. Hayes                            UK
David B. Heller
Robert D. Henderson
Bruce A. Heyman
Stephen P. Hickey
Melina E. Higgins
Martin Hintze                          Germany
Kenneth L. Hirsch
Kenneth W. Hitchner
Maykin Ho
Todd Hohman
Simon N. Holden                           UK
Margaret J. Holen
Philip Holzer                          Germany
James P. Houghton                         UK
Zu Liu Frederick Hu                     China
Paul J. Huchro
Alastair J. Hunt                        UK/USA
Edith A. Hunt
Phillip S. Hylander                       UK
Hidehiro Imatsu                         Japan
Timothy J. Ingrassia
William L. Jacob III
Andrew J. Jonas
Adrian M. Jones                        Ireland
Andrew J. Kaiser
Toshinobu Kasai                         Japan
James C. Katzman
Alan S. Kava
Dimitrios Kavvathas                     Greece
Larry M. Kellerman
Kevin W. Kennedy
Thomas J. Kenny
Richard A. Kimball, Jr.
Robert C. King, Jr.
Timothy M. Kingston
Hideki Kinuhata                         Japan
Shigeki Kiritani                        Japan
Michael E. Koester
J. Christopher A. Kojima                Canada
Eric S. Lane
Jonathan A. Langer
Michiel P. Lap                     The Netherlands
John J. Lauto
Brian J. Lee
George C. Lee
Gregory D. Lee                        Australia
Ronald Lee

                                        ITEM 6
                                     CITIZENSHIP
                                    (UNITED STATES
            ITEM 1                 UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS          INDICATED)
------------------------------   -------------------
David A. Lehman
Tim Leissner                        Brazil/Germany
Todd W. Leland
Gregg R. Lemkau
Deborah R. Leone
Hughes B. Lepic                         France
Wai Man Kaven Leung                   Hong Kong
Allan S. Levine
Brian T. Levine
Jack Levy
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
John S. Lindfors                       Finland
Anthony W. Ling                           UK
Hao Cheng Liu
Victor M. Lopez-Balboa
Antigone Loudiadis                    Greece/UK
Peter J. Lyon
Mark G. Machin                            UK
Paula B. Madoff
John A. Mahoney
Puneet Malhi                              UK
Charles G. R. Manby                       UK
Simon I. Mansfield                        UK
David M. Marcinek
Robert J. Markwick                        UK
Serge Marquie                           France
Allan S. Marson                           UK
Alison J. Mass
Blake W. Mather
Kathy M. Matsui
George N. Mattson
John J. McCabe
Stephen J. McGuinness
John J. McGuire, Jr.
John W. McMahon
James A. McNamara
Robert A. McTamaney
Sanjeev K. Mehra
Bernard A. Mensah                         UK
Julian R. Metherell                       UK
Michael J. Millette
Milton R. Millman III
Christopher Milner                        UK
Christina P. Minnis
Masanori Mochida                        Japan
Timothy H. Moe
William C. Montgomery

                                        ITEM 6
                                     CITIZENSHIP
                                    (UNITED STATES
            ITEM 1                 UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS          INDICATED)
------------------------------   -------------------
J. Ronald Morgan III
Simon P. Morris                           UK
Thomas C. Morrow
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                  UK
Donald R. Mullen
Takashi Murata                          Japan
Ken N. Murphy
Arjun N. Murti
Marc O. Nachmann                     Germany/USA
Kenichi Nagasu                          Japan
Jeffrey P. Nedelman
Gavin G. O'Connor
L. Peter O'Hagan                      Canada/USA
Terence J. O'Neill                        UK
Timothy J. O'Neill
Peter C. Oppenheimer                      UK
Todd G. Owens
Fumiko Ozawa                            Japan
Craig W. Packer
Gregory K. Palm
Konstantinos N. Pantazopoulos           Greece
James R. Paradise                         UK
Sanjay H. Patel
Sheila H. Patel
David B. Philip
Stephen R. Pierce
Kenneth A. Pontarelli
Ellen R. Porges
Richard H. Powers
Gilberto Pozzi                          Italy
Lora J. Price
Kevin A. Quinn
Jean Raby                               Canada
Lorin P. Radtke
John J. Rafter                         Ireland
Dioscoro-Roy I. Ramos                Philippines
Richard N. Ramsden                        UK
Charlotte P. Ransom                       UK
Krishna S. Rao                          India
Buckley T. Ratchford
Sara E. Recktenwald
Gene Reilly
Jeffrey A. Resnick
Michael J. Richman
Michael Rimland
Luigi G. Rizzo                          Italy
John F. W. Rogers
Scott A. Romanoff

                                        ITEM 6
                                     CITIZENSHIP
                                    (UNITED STATES
            ITEM 1                 UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS          INDICATED)
------------------------------   -------------------
Eileen P. Rominger
Ivan Ross
Paul M. Russo
Richard M. Ruzika
David C. Ryan
David M. Ryan                         Australia
Katsunori Sago                          Japan
Ankur A. Sahu                           India
Guy E. Saidenberg                       France
Pablo J. Salame                        Ecuador
Julian Salisbury                          UK
Muneer A. Satter
Susan J. Scher
Gary B. Schermerhorn
Stephen M. Scherr
Clare R. Scherrer
Howard B. Schiller
Jeffrey W. Schroeder
Harvey M. Schwartz
Paul D. Scialla
Peter E. Scialla
Steven M. Scopellite
John A. Sebastian
Peter A. Seccia
Peter D. Selman                           UK
Rebecca M. Shaghalian
Devesh P. Shah                          India
Lisa M. Shalett
David G. Shell
Heather K. Shemilt                      Canada
Magid N. Shenouda                         UK
Michael S. Sherwood                       UK
Suhail A. Sikhtian
Gavin Simms                               UK
Ravi Sinha                            India/USA
Edward M. Siskind
Jeffrey S. Sloan
Marshall Smith
Sarah E. Smith                            UK
David M. Solomon
Theodore T. Sotir
Marc A. Spilker
Christoph W. Stanger                   Austria
Esta E. Stecher
Laurence Stein                     South Africa/USA
John D. Storey                        Australia
Patrick M. Street                         UK
Steven H. Strongin
Ram K. Sundaram                         India

                                        ITEM 6
                                     CITIZENSHIP
                                    (UNITED STATES
            ITEM 1                 UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS          INDICATED)
------------------------------   -------------------
Robert J. Sweeney
Michael J. Swenson
Gene T. Sykes
Morgan C. Sze
Shahriar Tadjbakhsh
Roland W. Tegeder                      Germany
Thomas D. Teles
Daisuke Toki                            Japan
Jeffrey M. Tomasi
Peter K. Tomozawa
Massimo Tononi                          Italy
David G. Torrible                     Canada/UK
Frederick Towfigh
Michael A. Troy
Donald J. Truesdale
Greg A. Tusar
Eiji Ueda                               Japan
Kaysie P. Uniacke
Lucas van Praag                           UK
Ashok Varadhan
John J. Vaske
Andrea Vella                            Italy
Jeffrey L. Verschleiser
Robin A. Vince                            UK
David A. Viniar
Andrea A. Vittorelli                    Italy
Alejandro Vollbrechthausen              Mexico
David H. Voon                       Hong Kong/USA
Casper W. Von Koskull                  Finland
John E. Waldron
Paul Walker
Theodore T. Wang                        China
Alasdair J. Warren                        UK
John S. Weinberg
Gregg S. Weinstein
Martin M. Werner                        Mexico
Matthew Westerman                         UK
Elisha Wiesel
C. Howard Wietschner

                                        ITEM 6
                                     CITIZENSHIP
                                    (UNITED STATES
            ITEM 1                 UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS          INDICATED)
------------------------------   -------------------
Susan A. Willetts
Todd A. Williams
John S. Willian
Andrew F. Wilson                     New Zealand
Dominic A. Wilson                         UK
Steve Windsor                             UK
Samuel J. Wisnia                        France
Martin Wiwen-Nilsson                    Sweden
Andrew E. Wolff
Tracy R. Wolstencroft
Jon A. Woodruff

                                        ITEM 6
                                     CITIZENSHIP
                                    (UNITED STATES
            ITEM 1                 UNLESS OTHERWISE
  NAMES OF REPORTING PERSONS          INDICATED)
------------------------------   -------------------
Neil J. Wright                            UK
Denise A. Wyllie                          UK
Shinichi Yokote                         Japan
W. Thomas York, Jr.
Wassim G. Younan                      Lebanon/UK
Paul M. Young
Paolo Zannoni                           Italy
Yoel Zaoui                              France
Han Song Zhu                            China

Reporting Entities

             ITEM 1                                        ITEM 6              NAME OF ESTABLISHING
         NAME OF ENTITY            TYPE OF ENTITY   PLACE OF ORGANIZATION         COVERED PERSON
--------------------------------   --------------   ---------------------   ---------------------------
Anahue Limited                      Corporation            Jersey               Andrew A. Chisholm
Campbell-Breeden 2004 Settlement       Trust                 UK             Richard M. Campbell-Breeden
Devenish 2004 Settlement               Trust                 UK                 Martin R. Devenish
Dingemans 2004 Settlement              Trust                 UK                 Simon P. Dingemans
Drayton 2004 Settlement                Trust                 UK                    Karen R. Cook
French 2004 Settlement                 Trust                 UK                Christopher G. French
Ling 2004 Settlement                   Trust                 UK                   Anthony W. Ling
Manby 2004 Settlement                  Trust                 UK                 Charles G.R. Manby
Markwick 2004 Settlement               Trust                 UK                 Robert J. Markwick
O'Neill 2004 Trust                     Trust                 UK                 Terence J. O'Neill
Ransom 2004 Settlement                 Trust                 UK                 Charlotte P. Ransom
RJG Holding Company                 Corporation        Cayman Islands            Richard J. Gnodde
Sherwood 2004 Settlement               Trust                 UK                 Michael S. Sherwood
Westerman 2004 Settlement              Trust                 UK                  Matthew Westerman
Zurrah Limited                      Corporation            Jersey                   Yoel Zaoui

     This Amendment No. 74 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 74 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has increased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. SECURITY AND ISSUER

     This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2. IDENTITY AND BACKGROUND

     (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to a Shareholders' Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

     Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a bank holding company and a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

     Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

     (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") acquired certain shares of Common Stock in exchange for their interests in Hull; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

     Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. PURPOSE OF TRANSACTIONS

     The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

     Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

     Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

     (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

     (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the 60 days preceding November 26, 2009.

     (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the "board of directors" are to the board of directors of GS Inc.

     The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

     The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

     Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below) (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse are generally deemed to count toward the satisfaction of the Transfer Restrictions.

     For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

     Each of Lloyd C. Blankfein, Gary D. Cohn and David A. Viniar (each an "Executive") has executed a letter agreement with GS Inc. in which the Executive agreed that, with certain exceptions, until the earlier of October 1, 2011 and the date of redemption of all of GS Inc.'s 10% Cumulative Perpetual Preferred Stock, Series G, (i) the Executive will continue to satisfy the Special Transfer Restrictions; and (ii) the Executive, his spouse and any estate planning vehicles will not dispose of more than 10% of the aggregate number of shares of Common Stock they beneficially owned on September 28, 2008. The form of letter agreement is filed as an Exhibit to this Schedule, and the foregoing summary of the letter agreements is qualified in its entirety by reference thereto.

WAIVERS

     The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 3,307,127 shares of Common Stock are subject to the Transfer Restrictions as of November 26, 2009.

     In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

     In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

     Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

     The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

     The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

     Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

     The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and David A. Viniar are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

     Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

     Certain Covered Persons have pledged in the aggregate 615,000 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

     In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002, January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

     Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

     GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

     In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

     Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

     Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

Exhibit                                 Description
-------                                 -----------
   A.     Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B.     Supplemental Registration Rights Instrument, dated as of December 10,
          1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E.     Form of Counterpart to Shareholders' Agreement for non-U.S.
          corporations (incorporated by reference to Exhibit L to Amendment No.
          3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
          005-56295)).

   F.     Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
          (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   G.     Supplemental Registration Rights Instrument, dated as of June 19, 2000
          (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   H.     Power of Attorney (incorporated by reference to Exhibit X to Amendment
          No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
          005-56295)).

   I.     Supplemental Registration Rights Instrument, dated as of December 21,
          2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No.
          005-56295)).

   J.     Supplemental Registration Rights Instrument, dated as of December 21,
          2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs
          Group, Inc.).

   K.     Supplemental Registration Rights Instrument, dated as of December 20,
          2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs
          Group, Inc.).

   L.     Form of Written Consent Relating to Sale and Purchase of Common Stock
          (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   M.     Supplemental Registration Rights Instrument, dated as of December 19,
          2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs
          Group, Inc.).

   N. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June
          22, 2004 (File No. 005-56295)).

   O.     Form of Letter Agreement, dated September 28, 2008, between certain
          Covered Persons and The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit O to Amendment No. 71 to the Initial Schedule
          13D, filed October 1, 2008 (File No. 005-56295)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.

                                                                       CONVICTIONS OR         BENEFICIAL
                                                                       VIOLATIONS OF       OWNERSHIP OF THE
                                                                      FEDERAL OR STATE     COMMON STOCK OF
                                                       PRESENT         LAWS WITHIN THE       THE GOLDMAN
   NAME      CITIZENSHIP     BUSINESS ADDRESS        EMPLOYMENT        LAST FIVE YEARS    SACHS GROUP, INC.
----------   -----------   -------------------   ------------------   ----------------   -------------------
Steven M.        USA       85 Broad Street       Managing Director,         None         Less than 1% of the
Bunson                     New York, NY          The Goldman Sachs                       outstanding shares
                           10004                 Group, Inc.                             of Common Stock.
Michael H.       UK        26 New Street,        Partner,                   None         None
Richardson                 St. Helier, Jersey,   Bedell Cristin
                           JE4 3RA
Anthony J.       UK        26 New Street,        Partner,                   None         None
Dessain                    St. Helier, Jersey,   Bedell Cristin
                           JE4 3RA

                                                                         ANNEX B

ITEMS 2(D)
AND 2(E).  INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE
           EXERCISABLE WITHIN 60 DAYS.

An aggregate of 7,597,912 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. An additional 13,495,216 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that are scheduled to become exercisable on or about January 25, 2010.

On or about January 25, 2010, 6,571,211 shares of Common Stock will be delivered pursuant to the terms of an equal number of restricted stock units.

The share amounts given above include the gross number of shares of Common Stock underlying these options and restricted stock units, and are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of November 26, 2009. Upon delivery of the shares pursuant to the terms of the restricted stock units or the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY
           COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

COVERED PERSON                   TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
---------------------------   -----------------   ----------------   ----------------------
Edward G. Hadden              October 7, 2009                  700                 125.0000
Timothy J. O'Neill            October 15, 2009                 100                 170.0000
Anahue Limited                October 16, 2009              40,000                 184.6000
Andrew J. Kaiser              October 16, 2009               1,000                 160.0000
Antigone Loudiadis            October 16, 2009               2,929                 186.3308
Charlotte P. Ransom           October 16, 2009               4,000                 150.0000
Clare R. Scherrer             October 16, 2009                 454                 186.4524
David J. Greenwald            October 16, 2009               2,000                 130.0000
David J. Greenwald            October 16, 2009               1,000                 150.0000
David M. Marcinek             October 16, 2009               1,000                 160.0000
Edward G. Hadden              October 16, 2009               3,800                 125.0000
Edward M. Siskind             October 16, 2009              10,700                 150.0000
Edward M. Siskind             October 16, 2009              12,000                 150.0000
Edward M. Siskind             October 16, 2009                 260                 150.0000
Edward M. Siskind             October 16, 2009               1,640                 150.0000
Elisha Wiesel                 October 16, 2009                 407                 186.5700
James R. Garman               October 16, 2009               1,200                 185.0925
James R. Garman               October 16, 2009               1,000                 187.5000
Jean A. De Pourtales          October 16, 2009              15,200                 140.0000
John A. Mahoney               October 16, 2009               2,500                 185.0076
Julian R. Metherell           October 16, 2009               3,177                 186.5700
Julian R. Metherell           October 16, 2009               1,123                 186.5700
Kenneth A. Pontarelli         October 16, 2009               2,500                 140.0000
Kenneth M. Eberts III         October 16, 2009               8,164                 183.6487
Larry M. Kellerman            October 16, 2009               3,900                 140.0000
Larry M. Kellerman            October 16, 2009               2,200                 140.0000
Larry M. Kellerman            October 16, 2009              10,000                 150.0000
Paolo Zannoni                 October 16, 2009              14,800                 145.0000
Paolo Zannoni                 October 16, 2009              11,200                 145.0000
Paul D. Bernard               October 16, 2009              20,000                 175.0000
Peter C. Oppenheimer          October 16, 2009               4,000                 186.5700
Sarah E. Smith                October 16, 2009              16,129                 186.5700
Steve M. Scopellite           October 16, 2009               5,000                 186.5700
Timothy J. O'Neill            October 16, 2009              24,900                 170.0000
Timothy J. O'Neill            October 16, 2009              25,400                 184.9265
Todd G. Owens                 October 16, 2009               1,000                 150.0000
W. York Jr                    October 16, 2009               1,000                 160.0000
W. York Jr                    October 16, 2009               1,000                 165.0000
W. York Jr                    October 16, 2009               1,000                 170.0000
W. York Jr                    October 16, 2009               1,000                 175.0000
Yoel Zaoui                    October 16, 2009               9,500                 150.0000
Allan S. Marson               October 19, 2009               2,000                 184.5000
Andrew F. Wilson              October 19, 2009               3,000                 186.5000

COVERED PERSON                   TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
---------------------------   -----------------   ----------------   ----------------------
Edward M. Siskind             October 19, 2009                  48                 186.3000
Edward M. Siskind             October 19, 2009                   4                 186.3000
Howard B. Schiller            October 19, 2009              60,000                 185.7931
John A. Mahoney               October 19, 2009               2,000                 186.0000
John J. Lauto                 October 19, 2009                 500                 185.4000
John S. Lindfors              October 19, 2009                 845                 186.3700
Ram K. Sundaram               October 19, 2009                 200                 185.9600
Ram K. Sundaram               October 19, 2009                 100                 185.9600
Ram K. Sundaram               October 19, 2009                 100                 185.9700
Ram K. Sundaram               October 19, 2009                 100                 185.9700
Terence J. O'Neill            October 19, 2009              25,000                 183.6021
Andrew F. Wilson              October 20, 2009               2,000                 186.1044
Christopher A. Cole           October 20, 2009               2,000                 186.7460
Colleen A. Foster             October 20, 2009               2,150                 186.0005
Daisuke Toki                  October 20, 2009               1,000                 184.7600
David J. Greenwald            October 20, 2009                 500                 184.7600
Gordon E. Dyal                October 20, 2009             100,000                 184.9213
Jeffrey R. Currie             October 20, 2009               1,000                 184.4500
John J. McCabe                October 20, 2009                 200                 186.9000
Gordon E. Dyal                October 21, 2009             100,000                 184.4287
Robert J. Markwick            October 21, 2009               1,817                 185.2800
Terence J. O'Neill            October 21, 2009              25,000                 184.0712
E. Gerald Corrigan            October 22, 2009               5,000                 183.3650
Elizabeth E. Beshel           October 22, 2009                 500                 182.8800
John A. Mahoney               October 22, 2009               2,000                 182.1005
Richard A. Friedman           October 22, 2009              50,000                 182.9266
Richard M. Ruzika             October 22, 2009               7,990                 182.9176
Simon Dingemans               October 22, 2009              10,000                 182.5000
Terence J. O'Neill            October 22, 2009              25,000                 179.6600
Timothy J. O'Neill            October 22, 2009              19,500                 183.1995
Peter C. Oppenheimer          October 23, 2009               2,000                 182.4810
Timothy J. O'Neill            October 23, 2009              80,000                 180.4714
Charles Manby                 October 26, 2009              10,000                 178.7228
Donald J. Duet                October 26, 2009                  70                 181.5000
Donald J. Duet                October 26, 2009                 100                 181.5000
Edward C. Forst               October 26, 2009               5,307                 179.3134
Edward C. Forst               October 26, 2009               2,885                 179.3158
Edward C. Forst               October 26, 2009               2,807                 179.3216
Edward C. Forst               October 26, 2009               8,945                 179.5487
Enrico S. Gaglioti            October 26, 2009              15,000                 179.6073
Peter C. Aberg                October 26, 2009               1,198                 180.4717
Christopher A. Cole           October 27, 2009               7,500                 179.0000
Edward C. Forst               October 27, 2009               2,885                 178.8926
Edward C. Forst               October 27, 2009               2,808                 178.9322
Edward C. Forst               October 27, 2009               8,946                 178.9479
Edward C. Forst               October 27, 2009               5,307                 178.9731
L. Brooks Entwistle           October 27, 2009               1,390                 180.0000
Peter C. Aberg                October 27, 2009               3,000                 180.0000
Alasdair J. Warren            October 29, 2009                 500                 175.3400
David J. Greenwald            October 29, 2009                 500                 177.4200
Peter C. Aberg                October 29, 2009               2,000                 177.0000
Atanas Bostandjiev            October 30, 2009               1,933                 174.4150
Todd A. Williams              October 30, 2009               7,721                 175.1354
Allan S. Marson               November 2, 2009               2,000                 171.5000

COVERED PERSON                   TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
---------------------------   -----------------   ----------------   ----------------------
Charles Manby                 November 3, 2009              10,000                 170.0365
Gregg A. Gonsalves            November 3, 2009               2,000                 169.8430
Jeffrey B. Goldenberg         November 3, 2009               3,201                 170.0000
Ram K. Sundaram               November 3, 2009                 400                 171.5800
Ram K. Sundaram               November 3, 2009                 200                 171.5800
Ram K. Sundaram               November 3, 2009                 100                 171.6200
Ram K. Sundaram               November 3, 2009                 100                 171.6300
Ram K. Sundaram               November 3, 2009                 100                 171.6300
Ram K. Sundaram               November 3, 2009                 100                 171.6500
Richard A. Friedman           November 3, 2009              25,000                 171.1316
Richard A. Friedman           November 4, 2009              37,500                 173.2847
Terence J. O'Neill            November 4, 2009              25,000                 172.7424
David J. Greenwald            November 5, 2009                 500                 172.7120
Elizabeth C. Fascitelli       November 5, 2009              67,367                 170.4000
Richard A. Friedman           November 5, 2009              37,500                 172.8705
Alasdair J. Warren            November 9, 2009                 800                 175.3025
Douglas L. Feagin             November 9, 2009               2,000                 175.4295
Gregg S. Weinstein            November 9, 2009               2,500                 175.9683
Martin R. Devenish            November 9, 2009               3,500                 175.4091
Michael G. De Lathauwer       November 9, 2009               2,500                 175.8673
Peter C. Oppenheimer          November 9, 2009               2,000                 175.0000
John S. Lindfors              November 10, 2009              1,000                 176.0630
Kevin W. Kennedy              November 10, 2009             10,000                 175.6189
Alasdair J. Warren            November 11, 2009                500                 179.5400
Bernard A. Mensah             November 11, 2009              2,000                 179.6880
Charles Manby                 November 11, 2009             18,953                 177.9900
Christopher A. Cole           November 11, 2009              2,000                 180.0000
David J. Greenwald            November 11, 2009                500                 180.2300
Hao-Cheng Liu                 November 11, 2009              3,970                 180.0000
Kevin A. Quinn                November 11, 2009              3,000                 180.0000
Kevin W. Kennedy              November 11, 2009             10,000                 179.7490
L. Brooks Entwistle           November 11, 2009                483                 180.0000
Maykin Ho                     November 11, 2009              4,500                 180.0000
Peter A. Seccia               November 11, 2009              3,887                 179.2001
Allan S. Levine               November 12, 2009              1,000                 180.2500
David G. Torrible             November 12, 2009              4,000                 180.0000
Jean Raby                     November 12, 2009              1,000                 181.0240
John J. Vaske                 November 12, 2009              1,000                 178.8970
Maykin Ho                     November 12, 2009              4,500                 180.0000
Michael G. De Lathauwer       November 16, 2009              2,500                 177.5792
Paula B. Madoff               November 16, 2009                192                 177.7644
Linnea K. Conrad              November 17, 2009              8,500                 176.2654
Allan S. Marson               November 19, 2009              2,000                 175.5200
Benjamin W. Ferguson          November 19, 2009              1,300                 176.0000
C. Howard Wietschner          November 20, 2009                100                 170.0000
E. Gerald Corrigan            November 20, 2009              5,000                 171.1304
Kevin A. Quinn                November 20, 2009              2,000                 171.1300
Gregg S. Weinstein            November 23, 2009              3,986                 171.8932
J. Michael Evans              November 23, 2009             35,000                 172.4062
Craig W. Broderick            November 24, 2009              7,901                 170.8923
J. Michael Evans              November 24, 2009             35,000                 171.0541
Kevin A. Quinn                November 24, 2009              2,000                 171.9800
Alasdair J. Warren            November 25, 2009              1,000                 168.5270
Charlotte P. Ransom           November 25, 2009              9,416                 168.4230

COVERED PERSON                   TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
---------------------------   -----------------   ----------------   ----------------------
J. Michael Evans              November 25, 2009             35,000                 169.4967
Kevin A. Quinn                November 25, 2009              3,000                 171.6600
Peter C. Oppenheimer          November 25, 2009                250                 169.6500
Peter C. Oppenheimer          November 25, 2009              2,000                 170.4085

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery from counterparties upon settlement of derivative transactions:

COVERED PERSON                    TRADE DATE      NUMBER OF SHARES   PRICE PER SHARE (IN $)
---------------------------   ----------------    ----------------   ----------------------
Antigone Loudiadis            October 16, 2009               8,050                 186.4728
Lik Shuen David Chan          October 16, 2009                   4                 186.5700
Jason G. Cahilly              October 19, 2009                  58                 186.1200
Alison J. Mass                October 20, 2009               1,633                 186.7824
Antigone Loudiadis            October 20, 2009                  74                 185.9100
Isabelle Ealet                October 22, 2009                 125                 183.1140
James R. Paradise             October 26, 2009                 500                 180.1900
James R. Paradise             October 26, 2009                 250                 180.8460
Jan Hatzius                   October 27, 2009                  37                 179.4200
James R. Paradise             October 30, 2009                 571                 176.9600
Muneer A. Satter              November 2, 2009                 100                 171.5000
Gregory D. Lee                November 9, 2009                 753                 175.9687
David M. Solomon              November 11, 2009                760                 179.0387
Orit Freedman                 November 17, 2009                547                 176.2357
David M. Solomon              November 23, 2009                737                 173.0446

The following sales of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons or through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

COVERED PERSON                   TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
---------------------------   ----------------    ----------------   ----------------------
Laura C. Conigliaro           October 22, 2009               4,000          183.2793
Timothy J. O'Neill            October 22, 2009                 345          183.0000
Gene T. Sykes                 November 13, 2009              5,000          177.6064
Gene T. Sykes                 November 16, 2009              5,000          178.5092
Wassim G. Younan              November 24, 2009              9,687          170.5300

The following purchases of Other Shares were made by family members of the following Covered Persons or by estate planning entities (which are not Reporting Entities) established by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery from counterparties upon settlement of derivative transactions:

COVERED PERSON                   TRADE DATE       NUMBER OF SHARES   PRICE PER SHARE (IN $)
---------------------------   ----------------    ----------------   ----------------------
Muneer A. Satter              November 2, 2009                 700                 171.5000

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                                   NUMBER  STRIKE    SALES     NUMBER    NUMBER
                                                     OF     PRICE    PRICE   OF SHARES  OF SHARES
       COVERED PERSON          DATE OF EXERCISE   OPTIONS  (IN $)   (IN $)      SOLD     RETAINED
---------------------------   -----------------   -------  ------  --------  ---------  ---------
Antigone Loudiadis            October 16, 2009    107,088   91.61  186.2273    107,088          0
Gwen R. Libstag*              October 16, 2009      9,225   78.87   185.525          0      9,225
Gwen R. Libstag*              October 16, 2009     25,283   91.61   185.525          0     25,283
James R. Paradise             October 16, 2009      2,556   78.87  184.3869      2,556          0
Kenneth M. Eberts III         October 16, 2009     16,212   91.61  183.7502     16,212          0
David J. Greenwald            October 19, 2009      1,000  82.875     184.5      1,000          0
James R. Paradise             October 19, 2009      2,500  82.875     184.5      2,500          0
Jason G. Cahilly              October 19, 2009        723  82.875  186.0501        723          0
Joseph H. Gleberman           October 19, 2009     10,000   78.87  184.2093      7,235      2,765
Laura C. Conigliaro           October 19, 2009      5,000   91.61       186      5,000          0
Paul M. Russo                 October 19, 2009      2,500   78.87  185.7112      2,500          0
Paul M. Russo                 October 19, 2009      2,500   78.87       186      2,500          0
Scott A. Romanoff             October 19, 2009        396   91.61  185.9724        396          0
Scott A. Romanoff             October 19, 2009        327   78.87    186.01        327          0
Scott A. Romanoff             October 19, 2009      3,888   91.61  186.0226      3,888          0
Scott A. Romanoff             October 19, 2009        106  82.875     186.1        106          0
Alison J. Mass                October 20, 2009     23,683   91.61  187.0534     23,683          0
James R. Paradise             October 20, 2009      1,000  82.875   185.958      1,000          0
John W. McMahon               October 20, 2009      6,306  82.875  185.2118      4,479      1,827
John W. McMahon               October 20, 2009     20,244   91.61  185.2962     20,244          0
John W. McMahon               October 20, 2009     15,984   78.87  185.3256     15,984          0
Paul M. Russo                 October 20, 2009      2,500   78.87  186.5164      2,500          0
Paul M. Russo                 October 20, 2009      2,500   78.87     187.5      2,500          0
James R. Paradise             October 21, 2009      1,501  82.875  184.2308      1,501          0
Isabelle Ealet                October 22, 2009     12,181   91.61  183.2898     12,181          0
Jean Raby                     October 22, 2009        500  82.875   182.952        500          0
Paul M. Russo                 October 22, 2009      2,500   78.87     183.5      2,500          0
James R. Paradise             October 23, 2009      2,132   91.61  184.1022      2,132          0
Paul M. Russo*                October 23, 2009        984   78.87   181.955          0        984
Paul M. Russo                 October 23, 2009      2,500   78.87    184.75      2,500          0
Timothy J. O'Neill            October 23, 2009    106,087   91.61  181.5399    106,087          0
Timothy J. O'Neill            October 23, 2009     53,166   78.87  181.6195     53,166          0
W. Thomas York, Jr.           October 23, 2009      2,000  82.875   181.259      2,000          0
James R. Paradise             October 26, 2009      2,000   91.61   178.812      2,000          0
James R. Paradise             October 26, 2009      2,000   91.61    180.19      2,000          0
Jan Hatzius                   October 27, 2009        501  82.875   178.902        501          0
James R. Paradise             October 28, 2009      3,000   78.87     177.9      3,000          0
Laura C. Conigliaro           October 29, 2009      5,000   91.61   178.037      5,000          0
David J. Greenwald            October 30, 2009        750  82.875    176.96        750          0
Abby Joseph Cohen             November 9, 2009      1,000  82.875    173.78      1,000          0
Abby Joseph Cohen             November 9, 2009      1,000  82.875     175.5      1,000          0
Abby Joseph Cohen             November 9, 2009      1,000  82.875     175.9      1,000          0
Abby Joseph Cohen             November 9, 2009      1,000  82.875     176.4      1,000          0
David J. Greenwald            November 9, 2009        556  82.875    173.78        556          0
Gregory D. Lee                November 9, 2009      9,156   91.61  175.6193      9,156          0
Gregory D. Lee                November 9, 2009        200   78.87    175.65        200          0
Gregory D. Lee                November 9, 2009      1,780   78.87  175.8317      1,780          0
John J. McCabe                November 9, 2009        200  82.875     174.8        200          0

                                                   NUMBER  STRIKE    SALES     NUMBER    NUMBER
                                                     OF     PRICE    PRICE   OF SHARES  OF SHARES
       COVERED PERSON          DATE OF EXERCISE   OPTIONS  (IN $)   (IN $)      SOLD     RETAINED
---------------------------   -----------------   -------  ------  --------  ---------  ---------
John J. McCabe                November 9, 2009        200  82.875    175.85        200          0
W. Thomas York, Jr.           November 9, 2009      1,913  82.875  175.4478      1,913          0
Puneet Malhi                  November 10, 2009     1,644  82.875    175.95      1,644          0
Puneet Malhi                  November 10, 2009     3,000  82.875     176.9      3,000          0
Abby Joseph Cohen             November 11, 2009     1,000  82.875     179.9      1,000          0
David M. Solomon              November 11, 2009    10,000   78.87  179.0148     10,000          0
John J. McCabe                November 11, 2009       200  82.875     179.8        200          0
John J. McCabe                November 11, 2009       200  82.875     180.6        200          0
Laura C. Conigliaro           November 11, 2009     5,000   91.61  180.4306      5,000          0
Paul M. Russo                 November 11, 2009     5,000   91.61  180.2882      5,000          0
Edith A. Hunt                 November 12, 2009     2,652  82.875  178.4517      2,652          0
Edith A. Hunt                 November 12, 2009     2,463   78.87  178.9625      2,463          0
Edith A. Hunt                 November 12, 2009     2,979   96.08  180.3376      2,979          0
Puneet Malhi                  November 12, 2009     2,107   78.87       181      2,107          0
Edith A. Hunt                 November 13, 2009     2,000   91.61  175.9522      2,000          0
Edith A. Hunt                 November 13, 2009     2,132   91.61  176.7489      2,132          0
Edith A. Hunt                 November 13, 2009     2,000   91.61   176.896      2,000          0
Michael S. Sherwood           November 13, 2009    20,000  82.875  177.4308     20,000          0
Edward C. Forst               November 16, 2009    39,969  82.875  177.0145     39,969          0
Gene Reilly                   November 16, 2009       279   78.87    177.75        279          0
Michael S. Sherwood           November 16, 2009    20,000  82.875   178.052     20,000          0
Michael S. Sherwood           November 17, 2009    18,125  82.875  177.1575     18,125          0
Orit Freedman                 November 17, 2009     7,089  82.875   176.423      7,089          0
Michael S. Sherwood           November 18, 2009    25,000   91.61  176.3775     25,000          0
Paula B. Madoff               November 18, 2009     1,000  82.875       177      1,000          0
Michael S. Sherwood           November 19, 2009    25,000   91.61  174.0281     25,000          0
Michael S. Sherwood           November 20, 2009    25,000   91.61  171.4287     25,000          0
David M. Solomon              November 23, 2009    10,000   78.87  172.9235     10,000          0
Edward C. Forst               November 23, 2009    87,440   91.61  171.9242     87,440          0
Michael S. Sherwood           November 23, 2009    25,000   91.61  173.0551     25,000          0
Paula B. Madoff               November 23, 2009       500  82.875       173        500          0
David B. Heller               November 24, 2009    15,000   91.61  171.2425     15,000          0
Michael S. Sherwood           November 24, 2009    24,735   91.61  171.5389     24,735          0
Paula B. Madoff               November 24, 2009       500  82.875   171.008        500          0
David B. Heller               November 25, 2009    10,000   91.61  170.5262     10,000          0

* This transaction was a cash-for-stock exercise, not a cashless exercise, and did not involve the sale of stock.

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

                                                                     ACQUISITION OR
COVERED PERSON                  TRANSFER DATE     NUMBER OF SHARES     DISPOSITION
---------------------------   -----------------   ----------------   --------------
Joseph H. Gleberman           November 2, 2009              10,000      Disposition
Kevin W. Kennedy              November 10, 2009              9,500      Disposition
Linnea K. Conrad              November 23, 2009                675      Disposition
Gene T. Sykes                 November 24, 2009             10,000      Disposition
Linnea K. Conrad              November 25, 2009              1,175      Disposition

The Covered Persons listed below participate in the Common Stock fund of The Goldman Sachs 401(k) Plan. These Covered Persons acquired or disposed of interests in the Common Stock fund representing the number of Other Shares set forth below:

                              ACQUISITION OR                        NUMBER OF   PRICE PER SHARE
      COVERED PERSON            DISPOSITION     TRANSACTION DATE      SHARES        (IN $)
---------------------------   --------------   ------------------   ---------   ---------------
Peter K. Tomozawa                Acquisition   September 30, 2009        1          184.35
Peter K. Tomozawa                Acquisition   October 15, 2009          1          188.63
Peter K. Tomozawa                Acquisition   October 30, 2009          1          170.17
Peter K. Tomozawa                Acquisition   November 13, 2009         1          176.76
Peter K. Tomozawa                Acquisition   November 25, 2009        20          168.92

                                                                         ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written or purchased American-style standardized call options or put options on Voting Shares with the following terms:

                                                           STRIKE
                               INSTRUMENT      NUMBER OF    PRICE
       COVERED PERSON         AND POSITION       SHARES    (IN $)     MATURITY DATE
---------------------------   ------------   -----------   ------   -----------------
Peter C. Aberg                Call Written         1,000      150   January 22, 2011
Peter C. Aberg                Call Written         1,000      160   January 22, 2011
Peter C. Aberg                Call Written         8,000      140   January 22, 2011
David J. Greenwald            Call Written         1,000       90   January 16, 2010
Andrew A. Chisholm            Call Written        20,000      140   January 16, 2010
Andrew A. Chisholm            Call Written         8,500      150   January 16, 2010
Anahue Limited                Call Written        11,500      150   January 16, 2010
David J. Greenwald            Call Written         4,000      100   January 16, 2010
Gene T. Sykes*                Call Written        10,000      170   January 16, 2010
Ivan Ross                     Call Written           600      130   January 16, 2010
Ivan Ross                     Call Written           600      135   January 16, 2010
Ivan Ross                     Call Written           800      140   January 16, 2010
Jack Levy                     Call Written        25,000      115   January 16, 2010
Jack Levy                     Call Written        75,000      130   January 16, 2010
Kenneth A. Pontarelli         Call Written         5,000      125   January 16, 2010
Larry M. Kellerman            Call Written         5,000      140   January 16, 2010
Laura C. Conigliaro           Call Written         5,000      100   January 16, 2010
Michael J. Graziano           Call Written         4,000      150   January 16, 2010
Michael J. Graziano           Call Written         4,000      165   January 16, 2010
Milton R. Berlinski           Call Purchased      50,000      120   January 16, 2010
Mitchell J. Lieberman         Call Written         5,000      150   January 16, 2010
Peter C. Aberg                Call Written         1,000      125   January 16, 2010
Ivan Ross                     Call Written           700      145   January 16, 2010
Michael L. Dweck              Call Written         3,000      170   January 16, 2010
Michael L. Dweck              Call Written         3,000      175   January 16, 2010
Michael L. Dweck              Call Written         3,000      180   January 16, 2010
Michael L. Dweck              Call Written         1,000      185   January 16, 2010
Scott A. Romanoff             Call Written         2,600      160   January 16, 2010
Christopher A. Cole           Call Written        10,000      130   January 16, 2010
Jeffrey A. Resnick            Call Written         4,700      170   January 16, 2010
Edward G. Hadden              Call Written         2,800      150   January 16, 2010
Michael J. Graziano           Call Written         1,200      160   January 16, 2010
Michael J. Graziano           Call Written         5,700      200   January 16, 2010
Todd G. Owens                 Call Written         1,000      175   January 16, 2010
Ivan Ross                     Call Written           300      165   January 16, 2010
Sanjay H. Patel*              Call Written         5,000      220   January 22, 2011
Shahriar Tadjbakhsh           Put Purchased       10,000      135   January 16, 2010
Shahriar Tadjbakhsh           Call Written        10,000      200   January 16, 2010
Jeffrey B. Goldenberg         Call Written         5,000      185   January 16, 2010
Christopher A. Cole           Call Written         5,000      190   January 16, 2010
David C. Ryan                 Call Written        11,600      165   January 16, 2010
John S. Daly                  Call Written         3,000      175   January 16, 2010
Timothy M. Kingston           Call Written        10,000      180   January 16, 2010

                                                           STRIKE
                               INSTRUMENT      NUMBER OF    PRICE
       COVERED PERSON         AND POSITION       SHARES    (IN $)     MATURITY DATE
---------------------------   ------------   -----------   ------   -----------------
David H. Voon                 Call Written         4,900       85   January 16, 2010
Clare R. Scherrer             Call Written         3,700      180   January 16, 2010
John A. Ashdown               Call Written         5,000      200   January 16, 2010
Michael J. Carr               Call Written        10,000      200   January 16, 2010
Michael J. Carr               Call Written        10,000      210   January 16, 2010
David J. Greenwald            Call Written         3,000      195   April 17, 2010
C. Howard Wietschner          Call Written           300      175   December 19, 2009
Peter C. Aberg                Call Written         6,000      130   January 22, 2011
C. Howard Wietschner          Call Written           300      160   December 19, 2009
Sanjeev K. Mehra              Call Written        20,000      195   April 17, 2010
Devesh P. Shah                Call Purchased      20,000      185   December 19, 2009
W. Thomas York, Jr.           Call Written         1,000      180   December 19, 2009
W. Thomas York, Jr.           Call Written         2,000      190   January 16, 2010
David J. Greenwald            Call Written         1,000      200   January 22, 2011
David J. Greenwald            Call Written         1,000      220   January 22, 2011
Milton R. Berlinski           Put Written         75,000      145   April 17, 2010
Milton R. Berlinski           Call Written        75,000      220   April 17, 2010
Martin M. Werner              Call Written        10,000      185   January 16, 2010
Francois-Xavier de Mallmann   Call Written         6,000      190   January 16, 2010
Francois-Xavier de Mallmann   Call Written         2,000      195   December 19, 2009
Gwen R. Libstag*              Call Written        10,000      150   January 22, 2011
Gwen R. Libstag*              Call Written        10,000      180   January 22, 2011
Johannes M. Boomaars          Call Written         2,700      200   January 22, 2011
Johannes M. Boomaars          Call Written         4,200      200   January 22, 2011
John J. McCabe                Call Written         1,000      190   January 16, 2010
John J. McCabe                Call Written         2,000      195   January 16, 2010
Robert A. McTamaney           Call Written         4,500      175   January 16, 2010
Robert A. McTamaney           Call Written         3,800      175   January 16, 2010
Sanjay H. Patel               Call Written        10,300      185   January 16, 2010

* This transaction was conducted through an estate planning entity and relates to Other Shares.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2009


                                        By: /s/ Beverly L. O'Toole
                                           -------------------------------------
                                        Name: Beverly L. O'Toole
                                        Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                                Description
-------                                -----------
   A.     Registration Rights Instrument, dated as of December 10, 1999
          (incorporated by reference to Exhibit G to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   B.     Supplemental Registration Rights Instrument, dated as of December 10,
          1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the
          Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

   C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
          (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

   D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   E.     Form of Counterpart to Shareholders' Agreement for non-U.S.
          corporations (incorporated by reference to Exhibit L to Amendment No.
          3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
          005-56295)).

   F.     Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
          (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

   G.     Supplemental Registration Rights Instrument, dated as of June 19, 2000
          (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

   H.     Power of Attorney (incorporated by reference to Exhibit X to Amendment
          No. 14 to the Initial Schedule 13D, filed March 29, 2001 (File No.
          005-56295)).

   I.     Supplemental Registration Rights Instrument, dated as of December 21,
          2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed January 23, 2001 (File No.
          005-56295)).

   J.     Supplemental Registration Rights Instrument, dated as of December 21,
          2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The Goldman Sachs
          Group, Inc.).

   K.     Supplemental Registration Rights Instrument, dated as of December 20,
          2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs
          Group, Inc.).

   L.     Form of Written Consent Relating to Sale and Purchase of Common Stock
          (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

   M.     Supplemental Registration Rights Instrument, dated as of December 19,
          2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs
          Group, Inc.).

   N. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed June
          22, 2004 (File No. 005-56295)).

   O.     Form of Letter Agreement, dated September 28, 2008, between certain
          Covered Persons and The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit O to Amendment No. 71 to the Initial Schedule
          13D, filed October 1, 2008 (File No. 005-56295)).